Filed pursuant to Rule 424(b)(3)
File No. 333-272926

Kennedy Lewis Capital Company
SUPPLEMENT NO. 1 DATED JULY 28, 2026
TO THE PROSPECTUS DATED APRIL 30, 2026

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Kennedy Lewis Capital Company dated April 30, 2026 (as supplemented to date, the “Prospectus”). The purpose of this Supplement is to update the Prospectus as follows:

The following replaces the paragraph under “Alabama” in the “Suitability Standards” section of the Prospectus:

Alabama-Alabama investors must have either (a) a minimum annual gross income of $100,000 and a minimum net worth of $100,000, or (b) a minimum net worth of $350,000. In addition, Alabama investors must limit their aggregate investment in us and other non-traded direct participation programs to 10% of their liquid net worth at the time of their investment. This concentration limit shall not apply to investments made as a result of participation in a distribution reinvestment plan. For these purposes, “liquid net worth” is defined as that portion of net worth consisting of cash, cash equivalents, and readily marketable securities. The foregoing concentration limit does not apply to any investor that is an “accredited investor” as defined in Rule 501(a) of Regulation D under the Securities Act of 1933.